ACredit Suisse Institutional Fixed Income Fund, Inc.

Obtaining control of Credit Suisse Institutional Fixed Income Fund, Inc.:

As of December 31, 2003, FIDELITY MANAGEMENT TRUST CO TTEE
OF RETIREMENT PL FOR NOVARTIS CORP ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of December 31, 2004, Shareholder owned 2,898,372.875 shares of the Fund, which represented 33.23% of the outstanding shares of the Fund. As a result of NORTHERN TRUST COMPANY
FBO NORVARTIS INVESTMENT PLAN & TRUST (another "Shareholder" beneficially owning more than 25% of the Fund) redeeming shares FIDELITY MANAGEMENT TRUST CO TTEE OF RETIREMENT PL FOR NOVARTIS CORP beneficially owned more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Ceasing control of Credit Suisse Institutional Fixed Income Fund, Inc.:

As of December 31, 2003, NORTHERN TRUST COMPANY
FBO NORVARTIS INVESTMENT PLAN & TRUST ("Shareholder") owned 2,846,820.147 shares of the Fund, which represented 29.54% of the outstanding shares of the Fund. As of December 31, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 2,760,288.969 shares on February 17, 2004 (the "Transaction").
It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.